Exhibit 2
BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2014

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2014

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	March 31,	March 31,
	2013	2014	2014
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	30,888	31,947	9,162
Short-term bank deposits	32,345	98,791	28,331
Prepaid expenses	896	927	266
Other receivables	1,249	793	227
Total current assets	65,378	132,458	37,986

NON-CURRENT ASSETS
Restricted deposits	573	576	165
Long-term prepaid expenses	169	191	55
Property and equipment, net	2,471	2,404	690
Intangible assets, net	878	859	246
Total non-current assets	4,091	4,030	1,156
Total assets	69,469	136,488	39,142

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accruals:
Trade	7,945	6,899	1,979
Other	2,499	4,271	1,225
Total current liabilities	10,444	11,170	3,204
NON-CURRENT LIABILITIES
Retirement benefit obligations	152	152	44
Warrants	18,187	12,304	3,528
Total non-current liabilities	18,339	12,456	3,572
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	28,783	23,626	6,776

EQUITY
Ordinary shares	2,414	3,396	974
Share premium	509,857	587,451	168,468
Capital reserve	34,192	35,191	10,092
Accumulated deficit	(505,777)	(513,176)	(147,168)
Total equity	40,686	112,862	32,366
Total liabilities and equity	69,469	136,488	39,142

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2013	2014	2014
	NIS in thousands		In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(19,443)	(9,510)	(2,727)
SALES AND MARKETING EXPENSES	(771)	(1,283)	(368)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,522)	(3,463)	(993)
OPERATING LOSS	(23,736)	(14,256)	(4,088)
NON-OPERATING INCOME, NET	12,262	5,883	1,687
FINANCIAL INCOME	663	1,258	361
FINANCIAL EXPENSES	(2,029)	(284)	(81)
NET LOSS AND COMPREHENSIVE LOSS	(12,840)	(7,399)	(2,121)

	NIS		USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.06)	(0.03)	(0.01)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2013	1,837	464,629	33,802	(444,339)	55,929
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2013:
Issuance of share capital , net	386	29,283	-	-	29,669
Employee stock options exercised	*	224	(224)	-	-
Warrants exercised	2	258	-		260
Employee stock options forfeited and expired	-	355	(355)	-	-
Share-based compensation	-	-	999	-	999
Comprehensive loss for the period	-	-	-	(12,840)	(12,840)
BALANCE AT MARCH 31, 2013	2,225	494,749	34,222	(457,179)	74,017

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2014	2,414	509,857	34,192	(505,777)	40,686
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2014:
Issuance of share capital , net	982	77,594	-	-	78,576
Share-based compensation	-	-	999	-	999
Comprehensive loss for the period	-	-	-	(7,399)	(7,399)
BALANCE AT MARCH 31, 2014	3,396	587,451	35,191	(513,176)	112,862

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2014	693	146,216	9,806	(145,047)	11,668
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2014:
Issuance of share capital , net	281	22,252	-	-	22,533
Share-based compensation	-	-	286	-	286
Comprehensive loss for the period	-	-	-	(2,121)	(2,121)
BALANCE AT MARCH 31, 2014	974	168,468	10,092	(147,168)	32,366

* Represents an amount less than 1,000.

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2013	2014	2014
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(12,840)	(7,399)	(2,121)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(6,353)	(4,448)	(1,275)
Net cash used in operating activities	(19,193)	(11,847)	(3,396)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(56,695)	(91,352)	(26,197)
Maturities of short-term deposits	11,412	25,317	7,260
Maturities of restricted deposits	1,550	-	-
Purchase of property and equipment	(42)	(163)	(47)
Purchase of intangible assets	(30)	-	-
Net cash used in investing activities	(43,805)	(66,198)	(18,984)

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(76)	-	-
Issuances of share capital and warrants, net	42,091	78,576	22,533
Proceeds from exercise of employee stock options	*	-	-
Net cash provided by financing activities	42,015	78,576	22,533

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,983)	531	153
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	68,339	30,888	8,858
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(718)	528	151
CASH AND CASH EQUIVALENTS - END OF PERIOD	46,638	31,947	9,162

* Represents an amount less than 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2013	2014	2014
	NIS in thousands		In thousands
Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	304	249	71
Long-term prepaid expenses	12	(22)	(6)
Exchange differences on cash and cash equivalents	718	(528)	(151)
Interest and exchange differences on short-term deposits	937	(411)	(118)
Interest and linkage on bank loan	(7)	-	-
Share-based compensation	999	999	286
Warrant issuance costs	470	-	-
Gain on adjustment of warrants to fair value	(12,732)	(5,883)	(1,687)
Interest and exchange differences on restricted deposits	13	(3)	(1)
	(9,286)	(5,599)	(1,606)

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	(366)	425	122
Increase in accounts payable and accruals	3,299	726	209
	2,933	1,151	331
	(6,353)	(4,448)	(1,275)

Supplementary information on interest received in cash	316	46	13

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.
General

BioLineRx Ltd. (“BioLineRx”), headquartered in Jerusalem, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from pre-clinical-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and the Company is currently in the process of winding down BIJ LP’s operations. The Company expects to liquidate both BIJ LP and BIJ Ltd. during 2014.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) are also traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty when and if the Company will have sustainable profits.

b.
Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of March 31, 2014 have been translated into dollars, at the representative rate of exchange on March 31, 2014 ($1 = NIS 3.487). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2014 were approved by the Board of Directors on May 13, 2014, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2014 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2013 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2013 and for the year then ended.

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.
Underwritten public offering of American Depositary Shares

In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs (including 1,260,000 ADSs resulting from exercise of the underwriters’ overallotment option) at a public offering price of $2.50 per ADS. The offering raised a total of $24,150,000, with net proceeds of approximately $22,300,000, after deducting fees and expenses.

b.
Share purchase agreement with Lincoln Park Capital

In September 2012, BioLineRx and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the Purchase Agreement.

During the three months ended March 31, 2014, BioLineRx sold a total of 151,164 ADSs to LPC for aggregate gross proceeds of $400,000. In connection with these issuances, a total of 3,779 ADSs was issued to LPC as a commitment fee and a total of $8,000 was paid to Oberon Securities as a finder’s fee.

On a cumulative basis, from the effective date of the Purchase Agreement through the approval date of these financial statements, BioLineRx has sold a total of 3,793,209 ADSs to LPC for aggregate gross proceeds of $9,731,000. In connection with these issuances, a total of 94,832 ADSs was issued to LPC as a commitment fee and a total of $195,000 was paid to Oberon Securities as a finder’s fee.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

c.
Private placement of share capital and warrants to Orbimed

In February 2013, the Company completed a direct placement to leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8,000,000, with net proceeds of approximately $7,700,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value during each reporting period, amounting to approximately $2,300,000 and $700,000 for the three months ended March 31, 2013 and 2014, respectively, has been included in non-operating income on the statement of comprehensive loss

NOTE 5 – SHAREHOLDERS’ EQUITY

As of March 31, 2014 and December 31, 2013, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2013	2014

Authorized share capital	750,000,000	750,000,000

Issued and paid-up share capital	241,487,049	339,636,479

	In NIS
	December 31,	March 31,
	2013	2014

Authorized share capital	7,500,000	7,500,000

Issued and paid-up share capital	2,414,870	3,396,365

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – NON-OPERATING INCOME, NET

	Three months ended March 31,
	2013	2014
	NIS in thousands

Issuance costs allocated to warrants	(470)	-
Changes in fair value of warrants	12,732	5,883
	12,262	5,883